

March 28, 2022

Chai Shouping
Chief Financial Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

> **Re: PetroChina Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Response Dated January 28, 2022**
> **File No. 001-15006**

Dear Mr. Shouping:

We have reviewed your January 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

Form 20-F for Fiscal Year Ended December 31, 2020

Risk Factors, page 9

1. Please present the revised disclosures you intend to provide regarding the legal and operational risks relating to being based in and having the majority of your operations in China among the first items in the Risk Factors section of your annual report.

2. Please revise to provide risk factor disclosure specifically addressing the designation of the energy sector as a national security interest of The People's Republic of China. This disclosure should explain how any change in this type of designation would impact your operations, including your ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties. Also address the impact this would have on the value of your ADSs. Provide us with your proposed revisions in response to this and our other comments.

3. As a company based in and with the majority of its operations in China, please revise to include a stand-alone risk factor regarding the enforceability of securities law liabilities against your officers and directors.

Risks Related to Government Regulation, page 11

4. We note your response to prior comment 1. It appears you should provide disclosure that addresses the risks to you of new rules and regulations promulgated by the Chinese government (whether enacted or proposed). For example, as you occupy a leading position in the oil and gas industry in China, address risks associated with energy security, including as it relates to the risks of new rules and regulations and potential limits on foreign ownership in the energy sector. Include disclosure addressing the scenario where foreign investment in the sectors in which your business activities are conducted is prohibited or restricted and the consequences to the value of your ADSs. Also, specifically explain that rules and regulations in China can change quickly with little advance notice.

5. Your response to prior comment 1 states that you do not have any plan for a follow-on offering or new overseas listing. However, it appears that disclosure should be provided regarding the potential for limits on foreign investment if you were to pursue a new offering. Please revise your disclosure accordingly.

6. We note from your response to prior comment 1 that there is no requirement for you to obtain any additional approval in order to maintain the listing of your H Shares and ADSs. We also note from your response that the Chinese government has drafted proposed regulation which would (i) regulate and supervise overseas listings of Chinese companies by filing clearance, and (ii) disallow overseas listings that may pose any threat to or harm China's national security. Please revise to provide disclosure explaining how Chinese regulatory authorities could regulate, oversee, control or disallow your listing, resulting in the value of such securities significantly declining or becoming worthless.

7.	In your response to prior comment 1, you state that the Chinese government has drafted proposed regulation which would subject overseas offerings to a security review if they cause cybersecurity, data security or national security concerns. Disclose how these proposed regulations and recent statements by China's government may impact your ability to conduct your business, accept foreign investments, or maintain your listing on a U.S. or other foreign exchange. Also, provide similar type disclosure regarding recent statements and regulatory actions by China's government regarding anti-monopoly concerns.

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, including regulations issued in 2022, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

9.	Your response to prior comment 2 addresses the risks in relation to the liquidity and value of your ADSs. However, it appears that disclosure should be provided regarding the broader liquidity risks that operating in China poses to investors. Revise to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, including the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your risk factor disclosure should make clear whether transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Include information addressing cash flows related to subsidiaries or other entities located outside of China (i.e., explain how restrictions could impact your ability to fund your foreign operations). Describe any restrictions and limitations on your ability to distribute earnings, including with regard to your subsidiaries and U.S. investors.

10.	Please expand the risk factor disclosure provided in response to prior comment 2 regarding the introduction of new rules by the Chinese government to more clearly describe the possible impact on the liquidity and value of your securities. Acknowledging your belief that even if the value of your ADSs were to decline it would be unlikely to be worthless, more specifically explain that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your ADSs to significantly decline or be worthless.

11.	Your response to prior comment 3 states that the Chinese government generally does not directly intervene in or influence your business decisions or operations. However, we note from the disclosure in your Form 20-F that China National Petroleum Corporation

("CNPC"), which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council of the People's Republic of China, controls your policies and management affairs. You also state that CNPC's interests may conflict with those of some or all of your minority shareholders. Revise to provide expanded disclosure addressing the Chinese government's significant oversight and discretion over the conduct of your business and highlighting separately the risk that the Chinese government may intervene or influence your operations at any time. Your revised disclosure should address the nature of your relationship with the Chinese government, including as it relates to the interests of CNPC and the impact this could have on your corporate actions and their outcomes. This disclosure should be specific and cover the various ways the Chinese government could influence or control your operations and activities along with the different potential effects this could have on you, including as it relates to the value of your securities.

Risks Related to Controlling Shareholder, page 13

12.   In your response to prior comment 4, you provide proposed risk factor disclosure which explains that you are subject to the Chinese government's industrial regulations "like those of other PRC oil and gas companies." Please revise to remove this type of mitigating language as your disclosure should use descriptive wording relevant to your facts and circumstances that explains the extent to which you are subject to oversight and control by the Chinese government. This disclosure should be precise and should not suggest there are mitigating factors regarding the nature of your relationship with the Chinese government, the manner in which you are regulated, or the degree to which your operations could be affected by economic, industrial, or other policies in China. Note that this comment also applies to any other mitigating language provided in disclosure elsewhere in your risk factors.

Risks Related to Audit Reports Prepared by an Auditor Who Is Not Inspected by the Public Company Accounting Oversight Board, page 17

13.   Your response to prior comment 7 states that both your current and previous external auditor are included in the list of accounting firms headquartered in mainland China that the PCAOB is unable to inspect completely. Provide expanded disclosure explaining that being identified as a company whose audit report was issued by a firm that cannot be inspected or investigated completely could have a negative effect on the value of your securities or cause investors to lose confidence in your financial statements and reporting. Also, explain that if your securities were prohibited from being traded on or were delisted from the U.S. securities exchanges, investors could lose all of the value of their investment and your securities could become worthless.

<u>Item 4. Information on the Company</u>
<u>Introduction</u>
<u>History and Development of Our Company</u>
<u>Our Corporate Organization Structure, page 20</u>

14.   We note the chart illustrating your corporate organization structure on page 20 of your Form 20-F. Please expand this presentation to provide additional detail, including information depicting your principal subsidiaries and any entities in which your operations are conducted.

      You may contact Diane Fritz, Staff Accountant, at (202) 551-3701 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation